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                       EXHIBIT (A) (11) TO AMENDMENT NO. 3

        PRESS RELEASE OF EM INDUSTRIES, INCORPORATED, DATED JULY 14, 1999



    For Immediate Release

    Contact:  Richard K. Hackett

    Vice President, Finance

    (914) 592-4660



    EM Industries, Incorporated Announces Expiration of Indirect Subsidiary's Tender Offer for Shares of VWR Scientific Products Corporation.

    Hawthorne, N.Y., July 14, 1999. - EM Industries, Incorporated announced today that the tender offer by its indirect wholly-owned subsidiary, EM Subsidiary, Inc., for all outstanding shares of VWR Scientific Products Corporation (Nasdaq: VWRX) at $37.00 per share, net to the seller in cash without interest, expired as scheduled at 12:00 midnight on Tuesday, July 13, 1999, New York City time.

    Based on a preliminary count, 13,334,485 shares were tendered (including 478,102 shares tendered pursuant to notices of guaranteed delivery) and accepted for payment, representing approximately 91.8% of the issued and outstanding shares held by persons other than EM Laboratories, Incorporated, and its affiliates. On Wednesday, July 14, 1999, effective as of 12:01 a.m., all shares validly tendered and not withdrawn prior to the expiration of the tender offer were accepted for payment. Prior to the tender offer, EM Laboratories and its affiliates owned 14,449,404 shares of VWR, representing approximately 49.9% of the issued and outstanding shares. Based on the preliminary count of shares tendered, as a result of the tender offer, EM Laboratories and its affiliates will own approximately 95.9% of the issued and outstanding shares of VWR.

    EM Laboratories, Incorporated intends to effect the merger of EM Subsidiary, Inc., with and into VWR as promptly as practicable. As a result of its purchase of shares tendered in the tender offer, EM Subsidiary, Inc., owns a sufficient number of shares to enable EM Subsidiary, Inc. to effect such merger without a vote or meeting of VWR's shareholders. Pursuant to the merger, shares of VWR stock that were not tendered into the offer will be canceled and converted automatically into the right to receive $37.00 in cash, subject to dissenters rights. Following the merger, VWR will become a wholly owned subsidiary of EM Laboratories, Incorporated.

    EM Laboratories, Incorporated, is a wholly owned subsidiary of EM Industries, Incorporated, a member of the Merck KGaA, Darmstadt, Germany group of companies focused on the global pharmaceutical, specialty chemicals and laboratory markets.

    VWR distributes laboratory supplies, chemicals and equipment to life science, educational and industrial organizations throughout the United States and Canada. The company also distributes critical environmental ("cleanroom") supplies and apparel to manufacturers of electronics, medical devices and pharmaceuticals.

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